SIERRA BANCORP

86 NORTH MAIN STREET

PORTERVILLE, CALIFORNIA 93257

November 23, 2009

Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Attention: Mr. Todd K. Schiffman

Re:	Sierra Bancorp (the “Company”)

Registration Statement on Form S-3

Filed September 28, 2009

File No. 333-162164

Ladies and Gentlemen:

With respect to the above-captioned Registration Statement, Sierra Bancorp, as the registrant, acknowledges its responsibilities under the Securities Act of 1933, as amended (the “Securities Act”), as they relate to the proposed public offering of the securities specified in the Registration Statement, and requests, pursuant to Rule 461 of the General Rules and Regulations under the Securities Act, that the effective date of the above-captioned Registration Statement be accelerated so that the Registration Statement may become effective at 9:00 A.M Pacific Time (12:00 P.M. Eastern Time), on Tuesday, November 24, 2009, or as soon thereafter as possible.

In connection with the foregoing request for accelerated effectiveness, the Company hereby acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Untied States.

We would appreciate your communicating to us, via Nikki Wolontis of King, Holmes, Paterno & Berliner, as counsel to the Company, at (818) 701-0110, confirmation of the declaration of effectiveness of the Registration Statement.

Sincerely,

/s/	James C. Holly
James C. Holly
President and Chief Executive Officer